ISIN: US902674LF51 Public UBS AG Contingent Buffer Enhanced Notes (CBEN) Distributed through J.P. Morgan Securities LLC ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated August 13, 2012

UBS AG Contingent Buffer Enhanced Notes (CBEN)

Indicative Terms

Underlying Index	S&P 500 Index (SPX Index)
Trigger Level	80.00%
Contingent Minimum Return	6.75%
Maximum Gain	15.00%
Maximum Loss	100.00%
Term	Approximately 54 weeks

Potential Payment at Maturity (per Note)

1) If a knock-out event does not occur, UBS will pay you an amount in cash per Note equal to: (i) if the index return is less than or equal to the contingent minimum return: $1,000.00 + ($1,000.00 x Contingent Minimum Return); (ii) if the index return is greater than the contingent minimum return but less than the maximum return: $1,000.00 + ($1,000.00 x Index Return); or (iii) if the index return is equal to or greater than the maximum gain: $1,000.00 + ($1,000.00 x Maximum Gain)

2) If a knock-out event does occur, UBS will pay you an amount in cash per Note equal to: $1,000.00 + ($1,000.00 × the lesser of: (a) the Index Return and (b) the Maximum Gain)

You may lose all or a significant portion of your investment

Please refer to the Free Writing Prospectus and Prospectus Supplement for further details on risks, liquidity, prospective returns and other matters of interest. This Summary Free Writing Prospectus must not be looked at in isolation and a decision in respect to an investment into the Notes must be taken in conjunction with all available documentation in reference to this security offering.

Hypothetical Payment at Maturity



Index return versus Notes return at maturity
Notes return at maturity
Index return at maturity
Contingent Minimum Return of 6.75%
Maximum Gain 15.00%
Full downside exposure
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
Notes return
Index return

Note: Sample indicative data only, does not present full downside risk

Hypothetical Final Index Level[1)]	Hypothetical Index Return	Hypothetical Total Return (No Knock-Out)	Hypothetical Total Return (Knock-Out)
2100.00	50.00%	15.00%	15.00%
1680.00	20.00%	15.00%	15.00%
1610.00	15.00%	15.00%	15.00%
1575.00	12.50%	12.50%	12.50%
1540.00	10.00%	10.00%	10.00%
1400.00	0.00%	6.75%	0.00%
1330.00	-5.00%	6.75%	-5.00%
1260.00	-10.00%	6.75%	-10.00%
1120.00	-20.00%	6.75%	-20.00%
980.00	-30.00%	-30.00%	-30.00%
700.00	-50.00%	-50.00%	-50.00%

1) Actual final index level will be determined on the final valuation date

Investor Suitability / Risk Considerations

- Investing in the Notes involves significant risks
- You may lose all or a substantial portion of your investment
- Your maximum gain on the Notes is limited to 15.00%
- You do not seek current income from your investment. The Notes do not pay interest
- You are willing to hold the notes to maturity and accept that there may be little or no secondary market for the Notes
- You assume the credit risk of UBS AG for all payments under the Notes
- The level of the underlying index can rise or fall sharply due to numerous factors.
- These factors may create additional investment risks that cause the value of the Notes to be more volatile than the values of traditional securities
- Additional risk factors in respect to the Notes offering and the underlying market market risk can be found in section "Key Risks" of the respective Free Writing Prospectus
- JPMorgan Securities LLC, an affiliate of JPMorgan Chase & Co, acts as a placement agent

J.P.Morgan

UBS

1

2 Disclaimer This material has been prepared by UBS AG, or an affiliate thereof ("UBS"). In certain countries UBS AG is referred to as UBSSA. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes), with theSecurities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 877-387-2275. This material is for distribution only under such circumstances as may be permitted by applicable law. It has no regard to the specific investment objectives, financial situation or particular needs of any recipient. It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, nor is it intended to be a complete statement or summary of the securities, markets or developments referred to in the materials. It should not be regarded by recipients as a substitute for the exercise of their own judgement. Any opinions expressed in this material are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS as a result of using different assumptions and criteria. UBS is under no obligation to update or keep current the information contained herein. UBS, its directors, officers and employees' or clients may have or havehad interests or long or short positions in the securities or other financial instruments referred to herein and may at any time make purchases and/or sales in them as principal or agent. UBS may act or have acted as market-maker in the securities or other financial instruments discussed in this material. Furthermore, UBS may have or have had a relationship with or may provide or has provided investment banking, capital markets and/or other financial services to the relevant companies. Neither UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising out of the use of all or any part of this material. Options, derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky. Past performance is not necessarily indicative of future results. Foreign currency rates of exchange may adversely affect the value, price or income of any security or related instrument mentioned inthis presentation. Prior to entering into a transaction you should consult with your own legal, regulatory, tax, financial and accounting advisers to the extent you deem necessary to make your own investment,hedging and trading decisions. Any transaction between you and UBS will be subject to the detailed provisions of the term sheet, confirmation or electronic matching systems relating to that transaction. Clients wishing to effect transactions should contact their local sales representative. Additional information will be made available upon request. For financial instruments admitted to trading on an EU regulated market: UBS AG, its affiliates or subsidiaries (excluding UBS Securities LLC and/or UBS Capital Markets LP) acts as a market maker or liquidity provider (in accordance with the interpretation of these terms in the UK) in the financial instruments of the issuer save that where the activity of liquidity provider is carried out in accordance with the definition given to it by the laws and regulations of any other EU jurisdictions, such information is separately disclosed in this material. United Kingdom and the rest of Europe: Except as otherwise specified herein, this material is communicated by UBS Limited, a subsidiary of UBS AG, to persons who are market counterparties or intermediate customers (as detailed in the FSA Rules) and is only available to such persons. The information contained herein does not apply to, and should not be relied upon by, private customers. UBS Limited is regulated by the FSA. France: Prepared by UBS Limited and distributed by UBS Limited and UBS Securities FranceS.A. UBS Securities France S.A. is regulated by the Autorité des Marchés Financiers (AMF). Wherean analyst of UBS Securities France S.A. hascontributed to this material, the material is also deemed to have been prepared by UBS Securities France S.A. Germany: Prepared by UBS Limited and distributed by UBS Limited and UBS Deutschland AG. UBS Deutschland AG is regulated by the Bundesanstalt fur Finanzdienstleistungsaufsicht (BaFin). Spain: Prepared by UBS Limited and distributed by UBS Limited and UBS Securities España SV, SA. UBS Securities España SV, SA is regulated by the Comisión Nacional del Mercado de Valores (CNMV). Turkey: Prepared by UBS Menkul Degerler AS on behalf of and distributed by UBS Limited. Russia: Prepared and distributed by the Moscow Representative Office of UBS Cyprus Moscow Limited. Switzerland: These materials are distributed in Switzerland by UBS AG to persons who are institutional investors only. Italy: Prepared by UBS Limited and distributed by UBS Limited and UBS Italia Sim S.p.A.. UBS Italia Sim S.p.A. is regulated by the Bank of Italy and by the Commissione Nazionale per le Società e la Borsa (CONSOB). Where an analyst of UBS Italia Sim S.p.A. has contributed to this material, the material is also deemed to have been prepared by UBS Italia Sim S.p.A.. South Africa: UBS South Africa (Pty) Limited (Registration No. 1995/011140/07) is a member of the JSE Limited, the South African Futures Exchange and the Bond Exchange of South Africa. UBS South Africa (Pty) Limited is an authorised Financial Services Provider. Canada: These materials are being distributed in Canada by UBS Securities Canada Inc., a subsidiary of UBS AG and a member of the principal Canadian stock exchanges & CIPF. Hong Kong: The materials relating to equities and other securities business, and related research, are being distributed in Hong Kong by UBS Securities Asia Limited. The material relating to corporate finance, foreign exchange, fixed income products and other banking business, and related research, are being distributed in Hong Kong by UBS AG, Hong Kong Branch. Singapore: Distributed by UBS Securities Pte. Ltd or UBS AG, Singapore Branch. Japan: The materials relating to equities, fixed income products, corporate finance and other securities business, and related research, are distributed in Japan by UBS Securities Japan Ltd. The materials relating to foreign exchange and other banking business, and related research, are distributed in Japan by UBS AG, Tokyo Branch. Australia: These materials are distributed in Australia by UBS AG (Holder of Australian Financial Services Licence No. 231087) and UBS Securities Australia Ltd (Holder of Australian Financial services Licence No. 231098). New Zealand: These materials are distributed in New Zealand by UBS New Zealand Ltd. © 2012 UBS. All rights reserved. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect.